UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 22, 2025, Nasus Pharma Ltd. (the “Company”) issued a press release titled “Nasus Pharma CEO Issues 2025 Letter to Shareholders,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on December 22, 2025 by Nasus Pharma Ltd. titled “Nasus Pharma CEO Issues 2025 Letter to Shareholders”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date:	December 22, 2025	By:	/s/ Dan Teleman
		Name:	Dan Teleman
		Title:	Chief Executive Officer